Exhibit 99.1

WILDEBOER DELLELCE LLP

April 22, 2016

BY EMAIL

Ms. Sheree Ford

General Counsel and Corporate Secretary

InterOil Corporation

163 Penang Road

#06 – 02 Winsland House II

Singapore 238463

Dear Ms. Ford:

Re: Requisition of Shareholder Meeting

I write in reply to your letter of April 20, 2016, concerning the response of InterOil Corporation (“InterOil”) to the requisition dated March 21, 2016 (the “Requisition”) submitted by Mr. Phil Mulacek and other shareholders (the “Concerned InterOil Shareholders”) to the board of directors (the “Board”) of InterOil.

The Concerned InterOil Shareholders appreciate the Board’s decision to finally comply with its obligations under the Business Corporations Act (Yukon) by agreeing to include all of the proposals in the Requisition on the agenda of the annual general and special meeting of shareholders on June 14, 2016 (the “AGM”). The Concerned InterOil Shareholders are deeply disappointed, however, that InterOil only reached this decision after a full month of correspondence, meetings and, ultimately, litigation between the parties at a cost of thousands of dollars in legal and other fees and costs (on both sides). Rather than InterOil, first, denying that the Requisition had been properly submitted and then opposing the Concerned InterOil Shareholders’ action in the Yukon Supreme Court to call a special meeting to consider the Requisition matters, this waste of resources could and would have easily been avoided had InterOil simply responded to my letter of April 10, 2016, that the Requisition business would be addressed at the AGM.

In light of the Board’s decision, the Concerned InterOil Shareholders intend in good faith to terminate the current litigation in the Supreme Court of Yukon between Philippe E. Mulacek, Petitioner, and InterOil Corporation, Respondent (S.C. No. 16-A0002), at the hearing in this matter scheduled for 10 a.m. PDT on April 22, 2016. Thereafter, we look forward to working with InterOil’s counsel in good faith to agree on a fair and equitable set of protocols to govern conduct of the AGM. Please note that if InterOil fails to negotiate in good faith to agree to the meeting protocols in a reasonable period of time, the Concerned InterOil Shareholders will take any and all steps to secure a fair and transparent meeting process, including again invoking the Supreme Court of Yukon’s jurisdiction in these matters.

Sincerely,

/s/ MARK WILSON

Mark Wilson

cc.	Mr. Phil E. Mulacek
cc.	Mr. Perry Dellelce, Wildeboer Dellelce LLP
cc.	Mr. Al Wiens, Wildeboer Dellelce LLP
cc.	Ms. Meagan Hannam, Lamarche & Lang LLP
cc.	Mr. Christopher Nixon, Stikeman Elliott LLP
cc.	Mr. Ben Hudy, Stikeman Elliott LLP